UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-32422

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Windstream 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212

WINDSTREAM 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	1

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009	4

Notes to Financial Statements	5 - 12

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009	13

Signature	14

Exhibits:

Exhibit 23.1 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

Exhibit 23.2 Consent of FROST, PLLC, Independent Registered Public Accounting Firm

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Windstream 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Windstream 401(k) Plan (the “Plan”) at December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan at December 31, 2008 were audited by other auditors whose report dated June 23, 2009 expressed an unqualified opinion on those statements. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

June 22, 2010

Report of Independent Registered Public Accounting Firm

To Participants and the Benefits Committee

Windstream 401(k) Plan

Little Rock, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Windstream 401(k) Plan (the “Plan”) as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ FROST, PLLC
Certified Public Accountants

Little Rock, Arkansas

June 23, 2009

WINDSTREAM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,

	2009	2008

Cash (non-interest bearing)	$181,572	$136,689

Investments, at fair value:
Common stock	30,607,487	23,545,133
Common collective trust funds	106,686,269	100,412,833
Mutual funds	238,311,690	194,744,724
Participant loans	8,912,430	8,143,461

Total investments	384,517,876	326,846,151

Receivables:
Employer’s contribution	9,086,366	832,467
Accrued interest and dividends	682,304	637,669
Due from broker	61,385	12,035

Total receivables	9,830,055	1,482,171

Net assets available for benefits at fair value	394,529,503	328,465,011

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (See Note 2)	4,203,608	13,853,416

NET ASSETS AVAILABLE FOR BENEFITS	$398,733,111	$342,318,427

The accompanying notes are an integral part of these financial statements.

WINDSTREAM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2009

ADDITIONS:
Investment income:
Dividend income	$9,682,237
Interest income	1,007,278
Net appreciation in fair value of investments	55,588,040

Total investment income	66,277,555

Contributions:
Employer	9,131,558
Employee	20,922,094
Employee rollovers	283,848

Total contributions	30,337,500

Total additions	96,615,055

DEDUCTIONS:
Benefit payments and withdrawals	40,200,371

Total deductions	40,200,371

Net increase	56,414,684

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year, January 1, 2009	342,318,427

End of year, December 31, 2009	$398,733,111

The accompanying notes are an integral part of this financial statement.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

1.	PLAN DESCRIPTION

The following is a brief description of the Windstream 401(k) Plan (the “Plan”), and the administration thereof, is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description (“SPD”) for a more complete and comprehensive description of the Plan’s provisions. Any discrepancies between the formal Plan document and the SPD will be resolved in favor of the formal Plan document.

General

The Plan is a defined contribution employee benefit plan which includes a cash or wage deferral arrangement that covers eligible bargaining and non-bargaining employees of Windstream Corporation (“Windstream” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Plan is administered by the Windstream Benefits Committee (the “Administrator”) which is comprised of the following members of management of Windstream: the Chief Financial Officer, Chief Operations Officer, Senior Vice President of Human Resources, and Vice President of Benefits. Members are appointed by the Board of Directors of Windstream. Merrill Lynch Trust Company, FSB (“Merrill Lynch” or the “Trustee”) is the trustee and custodian of Plan assets. Additionally, Merrill Lynch & Company, Inc. provides the recordkeeping for the Plan and administrative services.

Participation

Each eligible employee is allowed to make certain rollover contributions to the Plan immediately upon employment with the Company as governed by the Internal Revenue Code. For all other purposes of the Plan, eligible non-bargaining employees may participate after six months of service with the Company. Certain eligible bargaining employees may participate in the Plan, to the extent specifically provided in their collective bargaining agreement, immediately upon becoming an eligible employee. Prior service with certain other companies may count toward the service requirements of the Plan. Individuals who are not eligible to participate include leased employees, employees covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining (unless the collective bargaining agreement where the employees are covered specifically provides for coverage under the Plan), persons not classified as an employee, and nonresident aliens with no U.S. income.

Plan Contributions

Each year, participants may contribute up to 50 percent of their pretax annual eligible compensation to the Plan, as defined in the Plan document. Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the “IRS”) each year. The annual deferral limits for the Plan are in accordance with the IRS limitations.

Eligible participants who will attain fifty (50) years of age prior to the end of the applicable Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code of 1986, as amended (the “Code”).

The Company makes matching contributions to the Plan in an amount equal to 100 percent of the first 3 percent of each participant’s eligible compensation contributed to the Plan, plus 50 percent of the next 2 percent of each participant’s eligible compensation contributed to the Plan. The Company’s matching contribution is calculated and made as soon as administratively practicable following the end of the Plan year for each participant who was actively employed on December 31, 2009 or who became retired, deceased or disabled during 2009.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION, CONTINUED

The Company makes matching contributions in an amount equal to 50 percent of the first 6 percent of eligible compensation contributed to the Plan for participants covered by certain collective bargaining agreements with Valor Telecommunications of Texas, LP, who were actively employed on December 31. The Company may also make, at its sole discretion, an additional matching contribution. No such contribution was made for the year ended December 31, 2009.

The contributions are invested according to a participant’s investment election. If no investment election has been made, the contributions are invested in a manner deemed appropriate by the Administrator.

The Plan provides its participants the option to invest in the Company’s common stock at the participants’ election. The Plan places no restrictions on the participants’ ability to change this investment option.

Plan Expenses

As outlined in the Plan document, expenses related to the Plan’s operations are paid from the Plan’s assets. These expenses are included as a reduction of net appreciation in fair value of investments on the statement of changes in net assets available for benefits. Certain administrative expenses related to the Plan in 2009 were paid by Windstream. Administrative costs paid by Windstream are not reflected in the Plan’s financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and related employer matching and discretionary contributions, if any, as well as the participant’s share of the Plan’s earnings and any related administrative expenses. The Plan’s earnings and administrative expenses, if applicable, are allocated to participants’ accounts based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting, Benefits and Payments

Participants are immediately fully vested in their employee contributions and matching employer contributions to the Plan and the accumulated earnings thereon. Participants become fully vested in their profit sharing accounts transferred from the Windstream Profit Sharing Plan (the “Windstream Plan”) which was merged into and made a part of the Plan effective March 1, 2007, upon normal retirement, death, disability or completion of five or more years of vesting service. In conjunction with the split off of Windstream Yellow Pages, Inc., the Plan allows continued service credit for each Windstream Yellow Pages, Inc. employee towards the five-year vesting schedule (ending no later than December 31, 2010) as long as the employee continues to be employed by the acquiring entity. Participants or their beneficiaries, as applicable, are entitled to receive distribution of their Plan account when they retire, become permanently disabled, upon death or upon separation from service with the Company. The Plan provides benefits upon early retirement between ages 55 and 65.

Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000. If a participant’s account balance is equal to or less than $1,000, the account will be automatically distributed. All distributions will be made in the form of a lump-sum payment, unless the distribution is in accordance with a grandfathered provision from a prior plan that merged into the Plan. A participant may elect to have a portion of their account invested in Windstream common stock to be distributed in shares of Windstream common stock. Additionally, actively employed participants may withdraw certain funds from their Plan

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION, CONTINUED

account with the approval of the Administrator, for “hardship” reasons as defined by the IRS. Effective October 1, 2008, participants may also receive an in-service withdrawal of a portion of their vested account balance on or after attaining age 59  1/2. In addition, effective October 1, 2008, participants may withdraw voluntary after-tax and rollover contributions at any time.

A participant’s entire interest will be distributed, or begin to be distributed, no later than April 1 of the calendar year in which the participant attains age 70  1/2. See Note 6 for details of the temporary waiver of this provision in accordance with the Worker, Retiree, and Employer Recovery Act of 2008.

Plan Termination

While it has not expressed any intention to do so, Windstream Corporation, the Plan Sponsor, has the right to terminate the Plan. In the event that the Plan is terminated, participants will become fully vested and shall be entitled to receive the entire amount of his/her account balance in accordance with the Plan provisions. Participants in the Plan are entitled to certain rights and protections under ERISA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation

The accompanying financial statements have been prepared on the accrual basis of accounting reported in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities reported or disclosed in the financial statements. The estimates and assumptions used in preparing the accompanying financial statements are based upon the Administrator’s evaluation of the relevant facts and circumstances as of the dates of the financial statements. Actual results may differ from these estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

Investment Valuation and Income Recognition

The Plan’s investments are carried at fair value. Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Authoritative guidance defines the following three tier hierarchy for assessing the inputs used in fair value measurements:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs

Assets and liabilities are classified into the hierarchy in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The valuation techniques used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

The fair values of the Plan’s investments were determined using the following inputs at December 31, 2009:

	Fair Value	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3
Common stock (a)	$30,607,487	$30,607,487	$—	$—
Common collective trust funds (b)	106,686,269	—	106,686,269	—
Mutual funds (c)	238,311,690	238,311,690	—	—
Participant loans (d)	8,912,430	—	8,912,430	—

Total investments (e)	$384,517,876	$268,919,177	$115,598,699	$—

The fair values of the Plan’s assets were determined using the following inputs at December 31, 2008:

	Fair Value	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3
Common stock (a)	$23,545,133	$23,545,133	$—	$—
Common collective trust funds (b)	100,412,833	—	100,412,833	—
Mutual funds (c)	194,744,724	194,744,724	—	—
Participant loans (d)	8,143,461	—	8,143,461	—

Total investments (e)	$326,846,151	$218,289,857	$108,556,294	$—

(a)	Shares of common stock are valued at their quoted market prices on the last business day of the year.
(b)	Common collective trust funds are valued based on the fair value of the underlying assets held by the funds as determined by the fund managers on the last day of the Plan year. The underlying assets are primarily comprised of guaranteed investment contracts (“GICs”), certificates of deposits, commercial paper and agency-backed bonds. The GICs primarily include investments in bonds, asset-backed and mortgage-backed securities. Bonds within the GICs are valued on the basis of last available bid prices or current market quotations provided by dealers or pricing services using pricing matrixes, market transactions in comparable investments, various relationships observed in the market between investments and calculated yield measures based on valuation technology commonly employed in the market for such investments. The fair value of asset-backed and mortgage-backed securities within the GICs is estimated based on models that consider the estimated cash flows of each tranche based on market observable benchmark yields adjusted to incorporate estimated tranche specific spreads that reflect the unique attributes of the tranche. The certificates of deposits, commercial paper and agency-backed bonds are valued at cost and adjusted for discount or premium amortization which approximate fair value.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(c)	Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end based on the quoted market price.
(d)	Participant loans are valued at the outstanding balance, which approximates fair value.
(e)	There have been no significant changes in the methodology used to value investments from prior year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. The Windstream Stock Fund is designated as an “employee stock ownership plan” that is intended to qualify as a stock bonus plan. This fund was established effective December 28, 2006 and is designed to invest primarily in Windstream common stock. In regards to dividends, participants may elect that the dividends be paid in cash or reinvested in Windstream common stock through the Windstream Stock Fund. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As of December 31, 2009 and 2008, the Plan held investments in fully benefit-responsive investment contracts through the Merrill Lynch Retirement Preservation Trust. Contract value for these investments is based on the net asset value of the fund as reported by the fund manager. The statement of net assets available for benefits is required to present the fair value of this investment as well as the adjustment of the fully benefit-responsive investment from fair value to contract value. As of December 31, 2009 and 2008, the fair value of the Plan’s fully benefit-responsive investment has been adjusted to contract value in the accompanying statements of net assets available for benefits. The accompanying statement of changes in net assets available for benefits for the year ended December 31, 2009 was prepared based on the contract value of the fully benefit-responsive investment.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Contributions

Employee contributions are paid by Windstream in the period that payroll deductions are made from Plan participants in accordance with the participant’s deferral election. Employer contributions are accrued monthly. As such, these contributions become obligations of the Company and assets of the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

3.	INVESTMENTS

The following investments represented 5 percent or more of the Plan’s net assets as of December 31:

	2009		2008
Windstream Common Stock	$30,607,487		$23,545,133
Merrill Lynch Retirement Preservation Trust Fund	62,250,500	**	99,664,864	**
American EuroPacific Growth Fund	42,338,768		31,429,361
American Growth Fund	22,895,721		21,921,890
BlackRock Total Return II Portfolio	34,975,963		36,985,807
Funds for Institutions Premier Institutional Fund	23,950,154		*
Sentinel Small Company Fund	21,918,109		*
Vanguard Institutional Index Fund	60,503,309		47,946,492

*	Investments did not represent 5 percent or more of the Plan’s net assets in the year indicated.
**	This amount represents contract value for this investment.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$5,448,240
Common collective trust funds	2,141,574
Mutual funds	47,998,226

Net appreciation in fair value of investments	$55,588,040

4.	EMPLOYER CONTRIBUTIONS RECEIVABLE

Contributions in the amount of $9,086,366 and $832,467 due to the Plan from Windstream had not been funded or allocated among the Plan’s investments as of December 31, 2009 and 2008, respectively. The employer contributions receivable were funded in cash by the Company and allocated among the Plan’s investment funds, according to participant elections, in March 2010 and April 2009, respectively.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5.	PARTICIPANT LOANS

Participants can borrow from their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000 in accordance with section 72(p) of the Code. Such loans must be repaid through payroll deductions within five years, unless used to purchase a principal residence. Principal and interest is paid ratably through payroll deductions over the term of the loan. If a participant’s employment terminates with an outstanding loan and the termination was not a result of a divestiture by the Company, the entire loan must be repaid in full. If the loan is not repaid in full, the unpaid portion will be considered taxable income to the individual. Loans are collateralized by the balance in the participant’s account and bear interest at rates determined by the Administrator upon execution of the loan. Interest rates on the loans outstanding at December 31, 2009 ranged from 2.25 percent to 10.25 percent. The interest rate is calculated by adding 2 percent to the published Prime Rate from The Wall Street Journal as of the close of business on the last business day of the month prior to loan issuance. At December 31, 2009, the Prime Rate from The Wall Street Journal was 3.25 percent.

6.	PLAN AMENDMENTS

Any person who was an employee of D&E or Lexcom and was an eligible employee immediately prior to Windstream’s merger with D&E Communications, Inc. (“D&E”) and Lexcom, Inc. (“Lexcom”) on November 10, 2009 and December 1, 2009, respectively, will become a participant in the Plan on the first day of the first payroll period of Windstream for the plan year ending December 31, 2010.

Effective August 20, 2009, the employer matching contribution provisions were amended to allow eligible employees not employed on the last day of the Plan year either due to the reduction in workforce at Windstream initiated in September 2009 or the sale of the non-affiliated Windstream Supply, LLC business to receive employer matching contributions. These matching contributions were included in the total contributions disclosed in Note 4 above.

For the 2009 Plan year, the Plan was amended to reflect an enactment in the Worker, Retiree, and Employer Recovery Act of 2008 which provided a temporary waiver of a participant’s entire interest being distributed, or beginning to be distributed, no later than April 1 of the calendar year in which the participant attains age 70  1/2. Participants or beneficiaries could elect to receive the required minimum distribution, but distributions were no longer mandatory. Pursuant to this amendment, the Plan did not make any required minimum distributions in 2009.

7.	TAX STATUS

A determination letter has not been received from the IRS. A determination letter was applied for on September 14, 2007, which has been acknowledged by the IRS. The Administrator believes that the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date for the purposes of Section 401(a) of the Code. Contributions and income of the Plan are generally not taxable to the participants until withdrawals or distributions are made.

8.	PARTY-IN-INTEREST TRANSACTIONS

Plan investments in the Merrill Lynch International Index Fund, Extended Market Index Trust Fund and Retirement Preservation Trust fund totaled $73,054,572 as of December 31, 2009. As of December 31, 2008, plan investments in the Merrill Lynch Retirement Preservation Trust and International Index Fund totaled $106,521,894. These investments include shares of common collective trust funds managed by Merrill Lynch. The Plan also invests in Windstream common stock. Since Merrill Lynch is the Plan trustee and Windstream is the Plan sponsor, these transactions qualify as exempt party-in-interest transactions. The Plan permits participants to make loans from the Plan in accordance with section 72(p) of the Code.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

9.	RECONCILIATION TO FORM 5500

As of December 31, 2009 and 2008, the Plan had pending distributions to participants who elected to withdraw from the Plan of $214,918 and $158,486, respectively. These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as filed by the Company as of December 31:

	2009	2008
Net assets available for benefits per financial statements	$398,733,111	$342,318,427
Accrued benefits payable	(214,918)	(158,486)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,203, 608)	(13,853,416)

Net assets available for benefits per Form 5500	$394,314,585	$328,306,525

The following is a reconciliation of the net increase in assets per the financial statements to the amounts reflected in the Form 5500 as filed by the Company for the year ended December 31, 2009:

2009
Net increase in net assets available for benefits per the financial statements	$56,414,684
Accrued benefits payable – current year	(214,918)
Accrued benefits payable – prior year	158,486
Adjustment from fair value to contract value for fully benefit-responsive investment contracts – current year	(4,203,608)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts – prior year	13,853,416

Net income per Form 5500	$66,008,060

10.	SUBSEQUENT EVENTS

The Lexcom 401(k) Plan (the “Lexcom Plan”) was merged into and made a part of the Plan, effective March 15, 2010. The trust fund maintained in connection with the Lexcom Plan was added to the assets of the Plan’s trust fund. The fair value of assets transferred to the Plan was $6,721,942. Any adjustments due to the finalization of the Lexcom Plan audit, as of March 15, 2010, will occur later in 2010. Certain protected rights and features under the Lexcom Plan are included under the Plan.

The D&E Communications, Inc. 401(k) Savings Plan (the “D&E Plan”) and the Conestoga Telephone & Telegraph Local 1671 Tax Deferred Retirement Plan (the “Conestoga Plan”) were merged into and made part of the Plan, effective April 1, 2010. The trust funds maintained in connection with the D&E Plan and the Conestoga Plan were added to the assets of the Plan’s trust fund. The fair value of assets transferred to the Plan was $20,059,809. Any adjustments due to the finalization of the D&E Plan audit, as of April 1, 2010, will occur later in 2010. Certain protected rights and features under the D&E Plan and the Conestoga Plan are included under the Plan.

Subsequent events were evaluated through June 22, 2010, the date these financial statements were issued. No additional disclosures are required other than those matters that are reflected within these financial statements.

WINDSTREAM 401(k) PLAN

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan No. 009, EIN 20-0792300

As of December 31, 2009

(a) (b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
* Merrill Lynch International Index Fund	Common collective trust fund		$10,273,702
* Merrill Lynch Extended Market Index Trust	Common collective trust fund		479,226
* Merrill Lynch Retirement Preservation Trust	Common collective trust fund		58,046,892
Funds for Institutions Premier Institutional Fund	Common collective trust fund		23,950,154
NTGI-QM Collective Daily Aggregate Bond Index Fund - Lending	Common collective trust fund		13,936,295

Total common collective trust funds			106,686,269

American EuroPacific Growth Fund	Mutual fund		42,338,768
American Growth Fund	Mutual fund		22,895,721
BlackRock Total Return II Portfolio	Mutual fund		34,975,963
Columbia Small Cap Value Fund	Mutual fund		13,172,137
MainStay High Yield Corporate Bond Fund	Mutual fund		11,840,953
DWS RREEF Real Estate Securities Fund	Mutual fund		13,282,004
Pioneer Equity Income Fund	Mutual fund		17,333,582
* Merrill Lynch Self-Direct Brokerage Account	Mutual fund		51,144
Sentinel Small Company Fund	Mutual fund		21,918,109
Vanguard Institutional Index Fund	Mutual fund		60,503,309

Total mutual funds			238,311,690

* Windstream Corporation	Common Stock, $0.0001 par value		30,607,487

Total common stock			30,607,487

* Participant loans	Loans with interest rates ranging from 2.25 percent to 10.25 percent		8,912,430

Total investments, at fair value			$384,517,876

*	Indicates a party-in-interest.
(1)	Not required, as investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Windstream 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Windstream 401(k) Plan

By: /s/ Anthony W. Thomas
Anthony W. Thomas
Chief Financial Officer
Windstream Corporation
June 22, 2010

WINDSTREAM 401(k) PLAN

FORM 11-K

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibits
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	(a)
23.2	Consent of FROST, PLLC, Independent Registered Public Accounting Firm	(a)

(a)	Filed herewith.